Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SELECTICA, INC.

Selectica, Inc., (the “Corporation”) a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.     The Second Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended (the “Restated Certificate”), is hereby further amended as follows:

The first paragraph of Article IV of the Restated Certificate is hereby deleted in its entirety and replaced with the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is thirty-six million (36,000,000), consisting of thirty-five million (35,000,000) shares of Common Stock, par value $0.0001 per share (“Common Stock”), and one million (1,000,000) shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).”

2.     The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3.     The foregoing Certificate of Amendment to the Corporation’s Restated Certificate shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Todd Spartz, Chief Financial Officer, this 5th day of May, 2015.

SELECTICA, INC.

By:	/s/ Todd Spartz
Todd Spartz
Chief Financial Officer